QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION
(Name of Subject Company)

MERCURY INTERACTIVE CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.002 per share
(Title of Class of Securities)

589405109 (Common Stock)
(CUSIP Number of Class of Securities)

Anthony Zingale
Chief Executive Officer
379 North Whisman Road
Mountain View, California 94043-3969
(650) 603-5200
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:

Bruce A. Mann, Esq.
Michael O'Bryan, Esq.
Jaclyn Liu, Esq.
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

        This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on August 17, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule 14D-9"), by Mercury Interactive Corporation ("Mercury" or the "Company"), a Delaware corporation, relating to the tender offer made by Mars Landing Corporation ("Offeror"), a Delaware corporation and wholly-owned subsidiary of Hewlett-Packard Company ("Hewlett-Packard"), a Delaware corporation, as set forth in a Tender Offer Statement filed by Offeror and Hewlett-Packard on Schedule TO, dated August 17, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of common stock of the Company at a price of $52.00 per share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 2006, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

        All information in the Schedule 14D-9 is incorporated in this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

        (a)   The last sentence of the subsection entitled "Antitrust—Outside of the United States—Israel" in Item 8 of the Schedule 14D-9 is amended and restated as follows:

        "Hewlett-Packard filed the notice of merger with the Restrictive Trade Practices Commissioner on September 7, 2006."

        (b)   Item 8 of the Schedule 14D-9 is amended and supplemented with the addition of the following section:

  "Extension of Tender Offer.

        On September 15, 2006, Hewlett-Packard announced that Offeror has extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 12:00 midnight, New York City time, on Thursday, September 28, 2006. The Offer was previously set to expire at 12:00 midnight, New York City time, on Thursday, September 14, 2006. Hewlett-Packard also announced that as of 12:00 midnight, New York City time, on Thursday, September 14, 2006, approximately 67.8 million shares of the Company's common stock had been tendered in and not withdrawn from the Offer."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: September 15, 2006.

By:	/s/ DAVID J. MURPHY
Name: David J. Murphy Title: Senior Vice President and Chief Financial Officer

QuickLinks

SIGNATURE